FEE WAIVER AGREEMENT

Pacific Investment Management Company LLC

650 Newport Center Drive

Newport Beach, CA 92660

February 8, 2023

PIMCO ETF Trust

650 Newport Center Drive

Newport Beach, CA 92660

Re:    Waiver of Portion of Management Fee in Connection with Investment in PIMCO Cayman Commodity Fund CMDT, Ltd.

Dear Sir or Madam:

Reference is made to (i) the Investment Management Agreement by and between PIMCO ETF Trust, a statutory trust organized under the laws of the State of Delaware (the “Trust”), and Pacific Investment Management Company LLC, a Delaware limited liability company (“PIMCO”), dated April 24, 2009, as further amended, restated, supplemented or otherwise modified from time to time (the “Management Agreement”).

Pursuant to the Management Agreement, the Trust pays, for and on behalf of the PIMCO Commodity Strategy Active Exchange-Traded Fund, a series thereof (the “Series”), a monthly fee to PIMCO on the first business day of each month, based upon the average daily value of the net assets of the Series during the preceding month, at the annual rate specified in such agreement (the “Series Management Fee”), as further described therein.

The Trust, for and on behalf of PIMCO Commodity Strategy Active Exchange-Traded Fund, intends to invest in PIMCO Cayman Commodity Fund CMDT, Ltd., a Cayman Islands exempted company (the “Subsidiary”). In respect of the Subsidiary, PIMCO (i) provides investment advisory and administrative services and (ii) receives a management fee (the “Subsidiary Management Fee”) pursuant to an investment management agreement by and between the Subsidiary and PIMCO dated February 8, 2023 (as amended, restated or otherwise modified from time to time, the “Subsidiary Agreement”).

For as long as the Subsidiary Agreement remains in effect, PIMCO agrees to waive irrevocably all or any portion of (i) the Series Management Fee that would otherwise be paid by the Trust, for and on behalf of the Series, to PIMCO in any period in an amount equal to the amount of the Subsidiary Management Fee, if any, actually paid by the Subsidiary to PIMCO under the Subsidiary Agreement during such period.

This letter modifies the terms of the Management Agreement and to the extent of any conflict between the terms of this letter and the terms of either such agreement, the terms of this letter will prevail. This letter and the rights and obligations of the parties hereunder will be governed by, and interpreted, construed and enforced in accordance with, the laws of the State of California without regard to the choice of law or conflicts of law principles thereof that would result in the application of the law of any other jurisdiction.

Please confirm your understanding of and agreement with the subject matter herein by returning an originally executed copy of this letter to the address first written above.

Very truly yours,

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

By:
Name:	Peter Strelow
Title:	Managing Director, Co-Chief Operating Officer

ACKNOWLEDGED AND AGREED

PIMCO ETF TRUST,

for and on behalf of

PIMCO COMMODITY STRATEGY ACTIVE EXCHANGE-TRADED FUND,

a series thereof

By:
Name:	Bijal Parikh
Title:	Treasurer

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